                         EMPLOYMENT AND CONSULTING AGREEMENT

          AGREEMENT, dated as of July 29, 1998, by and between ATL Ultrasound, Inc. (the "Company") and Castor F. Diaz ("Executive").

          WHEREAS, Executive's current employer, ATL Ultrasound, Inc., has entered into an Agreement and Plan of Merger, dated as of July 29, 1998 with Philips Acquisition, Inc. and Philips Electronics North America Corporation (the "Merger Agreement"); and

          WHEREAS, the Company desires to secure the continued employment of Executive following the successful consummation of the Offer (as such term is defined in the Merger Agreement); and

          WHEREAS, Executive and the Company desire to enter into an agreement setting forth the terms and conditions of the employment of Executive with the Company on and after the successful consummation of the Offer;

          NOW, THEREFORE, IN CONSIDERATION OF the mutual covenants herein contained, and other good and valuable consideration, the parties hereto agree as follows:

          1. EMPLOYMENT. Subject to the successful consummation of the Offer, the Company hereby agrees to employ Executive, and Executive agrees to serve as an employee of the Company, on the terms and conditions set forth in this Agreement, effective as of the date of this Agreement. The continuation of such employment shall be expressly conditioned on and subject to the consummation of the transactions contemplated by the Merger Agreement. This Agreement shall become null and void, and shall have no force or effect, if the transactions contemplated under the Merger Agreement are not consummated; PROVIDED, THAT,
Section 21 of this Agreement shall be deemed to be effective as of the successful consummation of the Offer. Following the Employment Period (as defined below) the Company shall engage Executive as a consultant of the Company in accordance with Section 6 hereof.

          2. TERM. The period of employment of Executive by the Company hereunder (the "Employment Period") shall commence as of the Effective Time (as defined in the Merger Agreement) (the "Commencement Date") and shall continue until December 31, 1999, at which time Executive's employment with the Company shall cease. In accordance with Section 6 hereof, Executive shall serve as a consultant to the Company for two additional years (the "Consulting Period") following the Employment Period (the Employment Period and Consulting Period collectively referred to as the "Term"); PROVIDED, THAT, prior to the commencement of the Consulting Period, the parties may agree by mutual consent to extend the Consulting Period. The Term may be sooner terminated by either party in accordance with Section 6 of this Agreement.

          3. DUTIES AND RESPONSIBILITIES. During the Employment Period, the Executive shall serve as the Senior Vice President -- Worldwide Sales and Marketing of the Company with such duties and responsibilities that are customary for such a position and shall include those that are assigned to him by the Company during the Employment Period that are not inconsistent with such position. During the Employment Period, Executive shall devote substantially all of his working time, attention and energies during normal business hours (other than absences due to illness or vacation) to the performance of his duties for the Company. Upon the prior written approval of the Chief Executive Officer of the Philips Medical Systems, Executive may serve as a member of the board of directors of other companies or engage in other outside activities, provided that such activities do not interfere with Executive's duties hereunder; provided, further, that if Executive is already a member of any such board of directors, as set forth on Exhibit A hereof, he shall be entitled to remain on such board without violating the terms of this Agreement.

          4. PLACE OF PERFORMANCE. The principal place of employment of Executive shall be at the Company's executive offices in Seattle, Washington.

          5.   COMPENSATION AND RELATED MATTERS.

               (a) BASE SALARY AND BONUS. During the Employment Period the Company shall pay Executive a base salary at the rate of not less than $285,000 per year ("Base Salary") which shall be reviewed annually by the Company. Executive's Base Salary shall be paid in approximately equal installments in accordance with the Company's customary payroll practices. If Executive's Base Salary is increased by the Company, such increased Base Salary shall then constitute the Base Salary for all purposes of the Agreement. On or about January 1, 1999, Executive shall be paid an annual bonus equal to the pro rata portion (based on the number of days elapsed in 1998 through and including the Effective Time) of the annual bonus that would have been payable under Executive's annual bonus arrangement in effect on the date hereof based on the Company's annualized performance through the last full fiscal quarter completed before the Effective Time; PROVIDED, THAT, for purposes of this sentence, Executive's maximum annual bonus opportunity shall be deemed to be 50% of Base
Salary.   For the remaining period of 1998 following the Effective Time (for which a bonus may be paid, prorated in the proportion that the number of days after the Effective Time through December 31, 1998 bears to 365) and during each subsequent year of the Employment Period, Executive shall be entitled to an annual incentive bonus ("Bonus"), based upon the achievement of performance targets, such targets as determined in the sole discretion of the Company, to be payable at the same time as bonuses are paid to other executive officers. Executive's target Bonus shall be 50% of Base Salary, but may be more or less upon achievement of performance targets.

          (b) STOCK OPTION. The Executive shall be granted stock options (the "Stock Option") to acquire 5,000 shares of the common stock of Royal Philips Electronics (the "Stock"), pursuant to the Philips Electronics North America Corporation 1998 Stock Incentive Plan (the "Option Plan"). The Stock Option shall be granted on the Commencement Date, and shall be granted at an exercise price per share equal to the fair market value of the Stock on the date of grant and shall be subject to the general terms of the Option Plan and the stock option agreement thereunder (the "Option Agreement"). Stock Options granted pursuant to this Section 5(b) shall become exercisable at a rate of 50% on July 31, 1999 and 50% on December 31, 1999, provided Executive was an employee on such date, and shall expire ten (10) years following the date of grant, except as otherwise provided in the Option Plan or Option Agreement. Notwithstanding the foregoing, the Stock Option shall remain exercisable until at least the first anniversary of the end of the Term (not to exceed ten (10) years) unless Executive's employment is terminated pursuant to Sections 7(d) or 7(f) hereof.

               (c) LONG-TERM PERFORMANCE UNIT PLAN. The Company shall establish the Long-Term Performance Unit Plan which shall provide Executive with an incentive bonus (the "Incentive Bonus") equal to Executive's Base Salary to be paid in the first quarter following the end of the Performance Period (the "Payment Date"), if Executive was either an employee or consultant at the end of the Term and 75% of the base case strategic plan, as attached as Exhibit B (the "Strategic Plan") has been achieved during the 1999-2001 performance period (the "Performance Period") pro-rated, based on the ratio of the number of days in the Employment Period bears to the number of days in the Performance Period. If 100% of the Strategic Plan is achieved during the Performance Period, Executive's Incentive Bonus shall be two times Base Salary pro-rated, based on the ratio of the number of days in the Employment Period bears to the number of days in the Performance Period. If 100% of the Strategic Plan is achieved, including synergies, the Incentive Bonus shall be three times Base Salary, pro-rated, based on the ratio of the number of days in the Employment Period bears to the number of days in the Performance Period. In the first quarter following December 31, 1999, Executive shall receive a payment equal to 20% of Base Salary (an "Advance Payment") which shall reduce the Incentive Bonus, on a dollar for dollar basis, otherwise payable under this paragraph. Notwithstanding, the foregoing, if Executive is terminated pursuant to Section 7(e) or 7(g) hereof, Executive shall be entitled to a pro-rata Incentive Bonus, based on the ratio the number of days worked in the Employment Period bears to the total number of days in the Performance Period, to be paid on the Payment Date.

               (d) BENEFIT PLANS. During the Employment Period, Executive shall be entitled to participate in such employee benefit plans and insurance programs offered by the Company, or which it may adopt from time to time, for its executive management or supervisory personnel generally, in accordance with the eligibility requirements for participation therein. Notwithstanding the foregoing, Executive shall not be entitled to receive severance pursuant to the Company's severance plan if he is entitled to receive payments pursuant to
Section 9(c) of this Agreement. Nothing herein shall be construed so as to prevent the Company from modifying or terminating any employee benefit plans or programs, or employee fringe benefits, it may adopt from time to time.

               (e) VACATION AND SICK LEAVE. During the Employment Period, Executive shall be entitled to the amount of paid vacation and sick leave that is provided to other executive offices, in accordance with the Company's customary practices.

               (f) EXPENSES. The Company shall promptly reimburse Executive for all reasonable business expenses incurred during the Term upon the presentation of reasonably itemized statements of such expenses in accordance with the Company's policies and procedures now in force or as such policies and procedures may be modified with respect to all executive officers of the Company.

          6. CONSULTING ARRANGEMENT. Immediately following the Employment Period, Executive shall serve as a consultant to the Company during the Consulting Period. During the Consulting Period, Executive shall make himself available, at the reasonable request of the Company, for consultation and advice on matters affecting the business affairs of the Company, by telephonic conference if reasonably practicable. During the Consulting Period, the Company shall pay Executive an annual consulting fee equal to $200,000 (the "Consulting Fee") per year, to be paid in approximately equal installments in accordance with the Company's customary practices. In addition, until Executive is eligible for Medicare, he shall be entitled to receive medical benefits (or the after tax cost of such benefits if they cannot be provided pursuant to the Company's medical plans) from the Company.

          7. TERMINATION. This Agreement shall be terminated upon the earliest to occur of the following:

               (a)  EXPIRATION.  The expiration of the Term.

               (b) DEATH. The death of Executive. Notwithstanding the foregoing, if Executive should die during the Consulting Period, Executive's beneficiaries or his estate, as the case may be, shall continue to receive the Consulting Fee until the end of the year in which his death occurs.

               (c) DISABILITY. If, as a result of Executive's Disability during the Employment Period, Executive shall have been substantially unable to perform his duties hereunder for a period of six (6) consecutive months and within thirty (30) days after written Notice of Termination is given by the Company after such six (6) month period, Executive shall not have returned to the substantial performance of his duties. For purposes of this Agreement, "Disability" shall have the same meaning as that term is defined in the Company's Long Term Disability Plan; PROVIDED, THAT, if no such plan exists, "Disability" shall have the same meaning as provided in Section 22(e)(3) of the Code.

               (d) CAUSE. The Company terminates Executive for Cause during the Employment Period. For purposes of this Agreement, the Company shall have "Cause" to terminate Executive upon Executive's (i) willful and continued failure to substantially perform his duties with the Company (other than any such failure resulting from his incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to Executive which identifies the manner in which the Company believes that Executive has not substantially performed his duties, or (ii) willful misconduct (but excluding any action that Executive reasonably believes is in the best interests of the Company) which is materially economically injurious to the Company or to any entity in control of, controlled by or under common control with the Company (an "Affiliate"), including, but not limited to, any breach of Sections 10 and 11 hereof, or (iii) the conviction of, or plea of guilty or nolo contendere to, a felony involving moral turpitude, or (iv) habitual drug or alcohol abuse by Executive. The Company may not terminate Executive for Cause during the Consulting Period.

               (e) WITHOUT CAUSE. The Company terminates Executive hereunder without Cause by providing Executive with a Notice of Termination.

               (f) VOLUNTARY TERMINATION. Executive terminates this Agreement at any time upon ninety (90) days prior written notice to the Company.

               (g) MATERIAL BREACH. Executive terminates his employment for a material breach of this Agreement by the Company. For purposes of this Agreement, a "material breach" shall be deemed to occur upon a failure by the Company to comply with any material provision of this Agreement without Executive's written consent, including, but not limited to, (i) a material diminution in Executive's position, duties, status, authority or responsibility as set forth under the terms of this Agreement, (ii) a reduction in Base Salary, Bonus or Incentive Bonus opportunity, or (iii) a relocation of the Executive to a location more than 50 miles from his present location, which in the case of any alleged violation of this paragraph (g), has not been cured in all material respects within thirty (30) days after written notice of such noncompliance has been given by Executive to the Company.


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

          8.   TERMINATION PROCEDURE.

               (a) NOTICE OF TERMINATION. Any termination of Executive by the Company or by Executive (other than termination pursuant to Section 7(a) or (b) hereof) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 14. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive under the provisions so indicated.

               (b)  DATE OF TERMINATION.  "Date of Termination" shall mean
(i) if Executive is terminated by the expiration of this Agreement, the date of expiration, (ii) if Executive is terminated by his death, the date of his death,
(iii) if Executive is terminated pursuant to Section 7(c) hereof, thirty (30) days after Notice of Termination is given (provided that Executive shall not have again become available for service on a regular basis during such thirty
(30) day period), (iv) if Executive is terminated pursuant to Sections 7(d), 7(e), 7(f), or 7(g) the date specified in the Notice of Termination, and (v) if Executive is terminated for any other reason, the date on which a Notice of Termination is given.

          9. AMOUNTS DUE UPON TERMINATION OR DURING DISABILITY. In the event Executive is disabled or his relationship with the Company terminates during the Term, the Company shall provide Executive with the payments set forth below. Executive acknowledges and agrees that the payments set forth in this Section 9 constitute liquidated damages for termination of this Agreement during the Term.

               (a) During any period that Executive fails to perform his duties hereunder during the Employment Period as a result of Disability ("disability period"), Executive shall continue to receive his Base Salary, as the case may be, at the rate then in effect for such period until this Agreement is terminated pursuant to Section 7(c) hereof; PROVIDED, THAT, payments so made to Executive during the first six (6) months of the disability period shall be reduced by the sum of the amounts, if any, paid to the Executive at or prior to the time of any such payment under disability benefit plans of the Company or under the Social Security disability insurance program, and which amounts were not previously applied to reduce any such payment. Executive shall also be entitled to any other benefits or payments provided pursuant to any plan or policy of the Company in accordance with such plan's or policy's terms.

               (b) If Executive is terminated pursuant to Sections 7(a), 7(b), 7(d), or 7(f) the Company shall pay Executive his accrued, but unpaid Base Salary and Bonus or Consulting Fee, as the case may be, through the Date of Termination at the rate in effect at the time Notice of Termination is given, and (subject to 7(b)) the Company shall have no further obligations to Executive under this Agreement; PROVIDED, THAT, Executive shall be entitled to any other benefit or payment provided pursuant to any plan or policy of the Company in accordance with such plan's or policy's terms.

               (c) If Executive's employment is terminated pursuant to Sections 7(e) or 7(g), the Company shall pay to Executive his (A) Base Salary or Consulting Fee, as the case may be, accrued through the Date of Termination, (B) if during the Employment Term, a lump-sum payment equal to the remaining Base Salary, Average Bonus (as defined below) and Consulting Fee that would have been paid to Executive had this Agreement continued through the Term (the "Remaining Term"), and (C) if during the Consulting Term, all remaining amounts that would have been paid under Section 6 had this Agreement continued through the end of the Term. All such payments shall be made as soon as administratively feasible following such termination. Executive shall also be entitled to any other benefits or payments provided pursuant to any plan or policy of the Company in accordance with such plan's or policy's terms, except as provided in Section 5(d). For purposes of the foregoing, "Average Bonus" means the average annual bonus paid to Executive by the Company (or its successors) during the three year period immediately preceding his Date of Termination.

               (d)    CERTAIN ADDITIONAL PAYMENTS BY THE COMPANY.

                    (i) Notwithstanding anything in this Agreement to the contrary, in the event it shall be determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) by the Company (or any of its affiliated entities) or any entity which effectuates (or has previously effectuated) a change in control (or any of its affiliated entities) to or for the benefit of Executive (whether pursuant to the terms of this Agreement or otherwise) (the "Payments") would be subject to the excise tax (the "Excise Tax") under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), then the amounts payable to Executive under this Agreement shall be the greater of (A) the Payment, if the result of subtracting the Excise Tax from the Payment is more than the Safe Harbor Cap and
(B) the Payment, reduced to the maximum amount as will result in no portion of the Payments being subject to the Excise Tax (the "Safe Harbor Cap"), reducing first the payments under Section 9(c)(B), unless an alternative method of reduction is elected by Executive. For purposes of reducing the Payments to the Safe Harbor Cap, only amounts payable to Executive under this Agreement (and no other Payments) shall be reduced, unless consented to by Executive.

                    (ii) All determinations required to be made under this
Section 9 shall be made by the nationally recognized public accounting firm that is selected by Executive (the "Accounting Firm"). If payments are reduced to the Safe


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

Harbor Cap, the Accounting Firm shall provide a reasonable opinion to Executive that he is not required to report any Excise Tax on his federal income tax return. All fees, costs and expenses (including, but not limited to, the costs of retaining experts) of the Accounting Firm shall be borne by the Company. The determination by the Accounting Firm shall be binding upon the Company and Executive (except as provided in paragraph (iii) below).

                    (iii) If payments are reduced to the Safe Harbor Cap as provided in Section 9(d)(i)(B) and if it is established pursuant to a final determination of a court or an Internal Revenue Service (the "IRS") proceeding which has been finally and conclusively resolved, that Payments have been made to, or provided for the benefit of, Executive by the Company, which are in excess of the limitations provided in this Section 9(d)(i)(B) (hereinafter referred to as an "Excess Payment"), such Excess Payment shall be deemed for all purposes to be a loan to Executive made on the date Executive received the Excess Payment and Executive shall repay the Excess Payment to the Company on demand, together with interest on the Excess Payment at the applicable federal rate (as defined in Section 1274(d) of the Code) from the date of Executive's receipt of such Excess Payment until the date of such repayment. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the determination, it is possible that Payments which will not have been made by the Company should have been made (an "Underpayment"), consistent with the calculations required to be made under this Section 8. In the event that it is determined (A) by the Accounting Firm, the Company (which shall include the position taken by the Company, or together with its consolidated group, on its federal income tax return) or the IRS or (B) pursuant to a determination by a court, that an Underpayment has occurred, the Company shall pay an amount equal to such Underpayment to Executive within ten (10) days of such determination together with interest on such amount at the applicable federal rate from the date such amount would have been paid to Executive until the date of payment.

          10.  CONFIDENTIAL INFORMATION; REMOVAL OF DOCUMENTS AND
NON-DISPARAGEMENT.

               (a) Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any Affiliate, and their respective businesses ("Confidential Information") which shall have been obtained by Executive during Executive's employment by the Company or any Affiliate and which shall not be or become public knowledge (other than by acts by Executive or representatives of Executive in violation of this Agreement). After termination of Executive's employment with the Company, Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.

               (b) All records, files, drawings, documents, models, equipment, and the like containing Confidential Information or needed in the Company's business which Executive has control over shall not be removed from the Company's premises without its written consent, unless such removal is in the furtherance of the Company's business or is in connection with Executive's carrying out his duties under this Agreement and, if so removed, shall be returned to the Company promptly after termination of Executive's employment hereunder, or otherwise promptly after removal if such removal occurs following termination. Executive's rolodex, telephone directory and similar type items, and furniture, art work and property owned by Executive or otherwise not owned by the Company shall not be deemed Company property and shall not be covered by this Section 10(b). The Company shall be the owner of all trade secrets and other products relating to the Company's business developed by Executive alone or in conjunction with others as part of his services with the Company.

          (c) Executive agrees that during the Term and for a period of one year thereafter, he will not and that his attorneys, agents, or other representatives shall not (i) take any action or make or publish any statement, whether oral or written, which disparages in any way the Company or any or all of its present or former employees, principals, directors, partners, or affiliates, including, without limitation, any disparaging statement which interferes in any way with the ability of the Company or any of its affiliates to market their services, products, to retain existing client relationships, or to obtain new client relationships; (ii) make any statements in any public forum or statements intended for publication in the public media, which are reasonably likely to negatively affect the standing of the Company or its affiliates.

          11.  NON-COMPETITION.

               (a) In consideration of the benefits to be provided to Executive hereunder, Executive covenants that he will not, without the prior written consent of the Company, during the Term and the twelve (12) month period thereafter or, if terminated pursuant to Sections 7(e) or 7(g) hereof, the Remaining Period, if greater (the "Restriction Period"), engage in any way, directly or indirectly, in any business whose product or activities directly compete with the products or activities of Philips Medical Systems or the Company anywhere where Philips Medical Systems or the Company conducts such businesses, other than in his capacity as an employee or consultant of the Company.

               (b) Executive hereby covenants and agrees that, at all times during the Restriction Period, Executive shall not employ or seek to employ any person employed at that time by Philips Medical Systems or the Company, or otherwise encourage or entice such person or entity to leave such employment.

               (c) Executive hereby covenants and agrees that, at all times during the Restriction Period, Executive will not (i) pursue or attempt to develop any project known to Executive and which Philips Medical Systems or the Company are pursuing, developing or attempting to develop as of the Date of Termination ("Project"), directly or indirectly, alone, in association with or as a shareholder, principal, agent, partner, officer, director, employee or consultant of any other organization or (ii) divert to any entity which is engaged in any business conducted by Philips Medical Systems or the Company in the same geographic area as Philips Medical Systems or the Company, any Project or any customer of Philips Medical Systems or the Company.

               (d) Executive acknowledges that the restrictions, prohibitions and other provisions of this Section 11 are reasonable, fair and equitable in scope, terms and duration, are necessary to protect the legitimate business interests of the Company and are a material inducement to the Company to enter into this Agreement. It is the intention of the parties hereto that the restrictions contained in this paragraph be enforceable to the fullest extent permitted by applicable law. Therefore, to the extent any court of competent jurisdiction shall determine that any portion of the foregoing restrictions is excessive, such provision shall not be entirely void, but rather shall be limited or revised only to the extent necessary to make it enforceable.

          12. REMEDY. Should Executive engage in or perform any of the acts prohibited by Sections 10 and 11, it is agreed that the Company shall be entitled to full injunctive relief, to be issued by any competent court of equity, enjoining and restraining Executive and each and every other person, firm, organization, association, or corporation concerned therein, from the continuance of such violative acts. The foregoing remedy available to Company shall not be deemed to limit or prevent the exercise by the Company of any or all further rights and remedies which may be available to the Company hereunder or at law or in equity.

          13. SUCCESSORS; BINDING AGREEMENT. This Agreement shall be binding upon and shall inure to the benefit of Executive, his heirs, executors, administrators, beneficiaries and assigns and shall be binding upon and shall inure to the benefit of the Company and its successors.

          14. NOTICE. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered either personally or by United States certified or registered mail, return receipt requested, postage prepaid, addressed, in case of Executive, to the last address on file with the Company and if to the Company, to its executive offices or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

          15. RESOLUTION OF DIFFERENCES OVER BREACHES OF AGREEMENT. The parties shall use good faith efforts to resolve any controversy or claim arising out of, or relating to this Agreement or the breach thereof, first in accordance with the Company's internal review procedures, except that this requirement shall not apply to any claim or dispute under or relating to Sections 10 or 11 of this Agreement. If despite their good faith efforts, the parties are unable to resolve such controversy or claim through the Company's internal review procedures, then such controversy or claim shall be resolved by a court of law. If any contest or dispute shall arise between the Company and Executive regarding any provision of this Agreement, the each party shall be responsible for paying all of its own legal fees and expenses incurred in connection with such contest or dispute.

          16. GOVERNING LAW. This Agreement is governed by, and is to be construed and enforced in accordance with, the laws of the State of Washington, without regard to principles of conflicts of laws. If, under such law, any portion of this Agreement is at any time deemed to be in conflict with any applicable statute, rule, regulation or ordinance, such portion shall be deemed to be modified or altered to conform thereto or, if that is not possible, to be omitted from this Agreement, and the invalidity of any such portion shall not affect the force, effect and validity of the remaining portion hereof.

          17. AMENDMENT. No provisions of this Agreement may be amended, modified, or waived unless such amendment or modification is agreed to in writing signed by Executive and by a duly authorized officer of the Company, and such waiver is set forth in writing and signed by the party to be charged. No waiver by either party hereto at any time of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

          18. SURVIVAL. The respective obligations of, and benefits afforded to, Executive and Company as provided in Sections 10 and 11 of this Agreement shall survive the termination of this Agreement.

          19. NO CONFLICT OF INTEREST. During the Employment Period, Executive shall not directly, or indirectly render service, or undertake any employment or consulting agreement with another entity without the express written consent of the Company.

          20. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

          21. ENTIRE AGREEMENT. This Agreement sets forth the entire agreement of the parties hereto (and in the case of the Company, its predecessors) in respect of the subject matter contained herein and supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter, including, but not limited to, the Employment Agreement by and between ATL Ultrasound, Inc. and Executive, dated as of the first day of January, 1997 and any and all amendments made subsequent thereto (the "Prior Agreement"), as of the successful consummation of the Offer, and such Prior Agreement shall be void and of no further force or effect. Any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and canceled, as of the successful consummation of the Offer; PROVIDED THAT, this Agreement shall not modify or terminate the provisions of any compensation or benefit plan providing benefits upon a change in control of the Company (excluding the Prior Agreement); PROVIDED, FURTHER, that Executive acknowledges and agrees that he will be paid no more than 23%, 0.0% and 23.4% of Base Salary under the 1996-98, 1997-99 and 1998-00 performance cycles, respectively, under the Company's Long Term Incentive Plan (the "Plan"), effective as of January 1, 1993 and waives all rights for any other payments under such Plan upon payment of such amounts. Executive acknowledges that in consideration of the benefits to be provided hereunder, he has waived, as of the successful consummation of the Offer, all of his rights under the Prior Agreement, including, but not limited to Section 6 thereof.

          22. INDEPENDENT CONTRACTOR. During the Consulting Period, in performing services hereunder, Executive will at all times and for all purposes, constitute an independent contractor and not an employee or agent of the Company or any of its subsidiaries or affiliates. In no event will Executive be, or represent himself to be, an officer, employee or agent of the Company or any subsidiary or affiliate thereof nor will Executive bind, or attempt to bind, the Company or any subsidiary or affiliate thereof to any contract, agreement, liability or obligation of any nature. Except as expressly provided herein, the Company will not be required to provide any benefits to Executive which it provides to its employees including without limitation retirement plans, insurance programs and vacation based on services rendered during the Consulting Period.

          23. SECTION HEADINGS. The section headings in this Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                   ATL Ultrasound, Inc.


                                   By: /s/ Dennis C. Fill
                                      -------------------------------



                                    /s/ Castor F. Diaz
                                   ----------------------------------
                                             CASTOR F. DIAZ

                                      EXHIBIT A

                                      EXHIBIT B

1999-2001 Strategic Plan (*)


Income Statement                       1999      2000      2001
------------------------------------------------------------------
Total Product Revenue                   427.9     466.5     511.0
Product Gross Profit                    233.9     266.2     292.6
------------------------------------------------------------------
Service Revenue                         103.4     109.4     115.7
Service Gross Profit                     43.9      47.2      50.6
------------------------------------------------------------------
Total Revenue                        $  531.3  $  575.9  $  626.7
Total Gross Profit                   $  277.8  $  313.4  $  343.2
Gross Margin                            52.3%     54.4%     54.8%
------------------------------------------------------------------
Operating Expenses
     Selling and Marketing              110.1     118.0     126.8
                % Revenue               20.7%     20.5%     20.2%
     General & Admin                     41.6      43.6      46.1
                % Revenue                7.8%      7.6%      7.4%
     R&D Expense                         63.2      67.0      72.0
                % Revenue               11.9%     11.6%     11.5%
     Other                                3.6       6.2       7.8
------------------------------------------------------------------
Total Operating Expense              $  218.5  $  234.8  $  252.6
                                          41%       41%       40%
------------------------------------------------------------------
Operating Income                     $   59.3  $   78.6   $  90.6
------------------------------------------------------------------




--------------------------

(*) The synergies expected to be realized as a result of the Merger will be between $50 and $70 million, as mutually agreed upon by the parties.